April 27, 2022

Relay On Demand, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR")** is being furnished by Relay on Demand, Inc ("**Relay On Demand",** the "**Company," "we,"** **"us,"** or **"our")**, for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 27, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company was incorporated in Delaware as a corporation on February 22, 2018 (converted from Relay LLC, a Delaware LLC, on October 16, 2020).

The Company is located at 1725 Mountain Avenue, Norco, CA 92860, United States.

The Company's website is https://relayondemand.com.

The Company conducts business in all 50 states of the United States of America.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this form C-AR. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

COVID-19 has had an effect on our business operations and revenue projections.

With shelter-in-place orders and disruption of the school year and closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. Possible change in the manner in which business conduct events could cause the Company to reinvent and change its product. If the Company is not able to properly align itself

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with this change, it could lead to a loss of revenue and could therefore adversely affect the Company.

The amount of capital the Company has raised may* not be enough to sustain the Company's *current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business does generate sales, but the impact and unsure nature of the economic impact of COVID-19 on school budgets may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors that assist us in the development of software to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if our suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate development of major

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components of our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component of our products. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of those components customized to meet our requirements. The supply of these components for a new or existing product could be delayed or constrained, or a key developer or supplier could delay performance or development of a component thereby adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its *executive officers and key employees.*

In particular, we are dependent on Darrell Pickens, our Chief Executive Officer. The Company has or intends to enter into employment agreements with him, however there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Darrell Pickens could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our

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information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development

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stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company and its customers could potentially be joint employers under Fair Labor Standards Act.

The National Labor Relations Board may find a joint employer relationship between the Company and its customers. This would be caused by the close relationship between the Company and its customers and the similar responsibilities in providing drivers as part of the Company's service. If a joint employer status is found, the Company may be responsible for misclassifying drivers as independent contractors and withholding income tax, Social Security, and Medicare from wages paid.

***The Company may be responsible for drivers who violate Federal Motor Carrier Safety* Administration ("FMCSA") regulations.**

The FMCSA limits how many hour drivers can work for. If a driver is working for entities other than the Company, the driver may be able to evade those time limits. Also, the Company may be responsible for drivers' noncompliance with FMCSA mandatory training requirements, drug and alcohol testing. Even though a third-party handles drivers' compliance with FMCSA requirements, the Company may be held liable if drivers are found in violation of applicable laws and regulations. As a result, the Company's business, financial condition and results of operations could be negatively impacted.

The Company may need money transmitter licenses to operate federally and in certain states.

The Company considers itself a "limited payment collection agent," for purposes of facilitating payments to drivers. If found to be a money transmitter under federal law, it would be forced to register with the Financial Crimes Enforcement Network and implement an appropriate money laundering program. In addition, states have different requirements for money transmitter exemptions, and thus the Company may have to obtain licenses accordingly. Obtaining money transmitter licenses may be time and money consuming. Additionally, the Company may be subject to penalties for non-compliance with applicable money transmitter federal and state laws in the past. As a result, the Company's business, financial condition and results of operations could be negatively impacted.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business
Relay is a drivershare network that connects truck drivers who don't own their own trucks with trucking companies who need drivers on-demand. Powered by our smart web and mobile app technology we deliver flexibility and freedom to truck drivers while eliminating unseated trucks for carriers quickly and efficiently.

Business Plan
Relay currently operates in the Southern California area with plans to expand into multiple states over the coming year. Our focus will be connecting truck drivers who do not own their own truck with trucking companies who need drivers on demand and dedicated.

The Company's Products and/or Services

Product / Service	Description	Current Market
Drivershare Network	Drivershare network for truck drivers.	Truck drivers who don't own their own truck, small trucking companies.

Competition
Traditional competitors are legacy staffing and temp-hire agencies. They have been slow to adopt technology and innovate on how to eliminate unseated trucks for many small trucking companies. They almost entirely ignore this segment of the industry to focus exclusively on large carriers. Relay addresses the gap not well served by staffing agencies.

Customer Base
We market to trucking companies who do not have the resources to continually hire drivers and ensure their trucks don't go unseated.

Supply Chain
Relay uses technology to facilitate communication and requests between truck drivers and trucking companies.

Intellectual Property
The Company has one registered trademark.

Serial #	Title	Description	File Date	Registration Date	Country
87869533	Relay	Software for coordinating, obtaining and booking transportation, freight and delivery services; Software for	April 9, 2018	April 16, 2019 (published for opposition on	United States

		coordinating, obtaining and booking professional driver services; Software for logistics management.		September 18, 2018)	

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Darrell Pickens	CEO, Director	Relay On Demand, Inc. (its predecessor, Relay LLC) (Jan. 2018 – Present), CEO, and Director. Responsibilities: strategic management. 3Power Logistics Management (Apr. 2011 – Oct. 2018), President/Founder. Responsibilities: Strategic management.	California State Polytechnic University-Pomona, B.S., Mechanical Engineering, 2004 University of California, Irvine, Master of Engineering, 2007

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), out of which 6,000,000 shares are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	93.67%

*The percentage ownership is calculated on a fully diluted basis after considering conversion of all convertible securities.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type/Class of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount of Outstanding	$496,212
Voting Rights & Anti-Dilution Rights	None

Percentage ownership of Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.20%**
Conversion Terms	The Crowd SAFEs have a valuation cap of $8,000,000 and a discount rate of 10%.

* The percentage ownership is calculated on a fully diluted basis after considering conversion of all convertible securities.

** Assuming Crowd SAFE is converted at the valuation cap.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Credit card loan
Amount Outstanding	$20,684.51
Interest Rate	14.99% APY
Maturity Date	Revolving 30-day maturity

Type	Uncollateralized Loan
Amount Outstanding	$208,846
Interest Rate	No
Maturity Date	No

Type of debt	Economic Injury Disaster Loan from the U.S. Small Business Administration
Amount outstanding	$149,900
Interest Rate	3.75%
Description of Collateral	All tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral, as such terms may be defined in the Uniform Commercial Code
Other Material Terms	The payments are not due until July 1, 2021 and then the Company shall pay $694.63 monthly (such a payment includes the repayment of the principal amount and the accrued interest)
Maturity Date	July 1, 2050

No debt is in default, and the Company has not missed any payments.

Ownership
The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Darrell Pickens	5,040,000 shares of Common Stock	84%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

The Company was incorporated on February 22, 2018 (converted from Relay LLC, a Delaware LLC, on October 16, 2020) under the laws of the State of Delaware, and is headquartered in Norco, California.

Cash and Cash Equivalents

As of the date on this Form C-AR, the Company had an aggregate of $112,064 on hand in cash. The Company is at its breakeven point, its cashflow is neutral (meaning the Company's monthly expenses are covered by monthly incoming revenue), leaving the Company with indefinite number of months of runway.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	Pre-incorporation services	6,000,000 shares	October 20, 2020	Section 4(a)(2)

CROWD SAFEs	$496,212	496,212 Crowd SAFE units	April 22, 2021	Section 4(a)(2) Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Target Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has been involved in the following transactions with related persons:

1.   3Power Logistics Management is a customer of the Company. Darrell Pickens, the Company's CEO and director, is also a founder, sole owner and ex-CEO of 3Power Logistics Management. The revenue the Company receives from 3Power Logistics Management comprises not more than 5% of the Company's total gross revenue.

2.   Darrell Pickens, the Company's CEO and Director, provided uncollateralized loan to the Company in the amount of $208,846, the loan has no interest or maturity date.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

ADDITIONAL INFORMATION

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Relay
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	112,064.45
Total Bank Accounts	**$ 112,064.45**
Accounts Receivable	
Accounts Receivable	49,997.07
Total Accounts Receivable	**$ 49,997.07**
Total Current Assets	**$ 162,061.52**
Fixed Assets	
Accumulated Amortization	-77,746.60
Software/Technology	266,382.94
Total Fixed Assets	**$ 188,636.34**
Other Assets	
Accumulated Amortization of Other Assets	-20,299.50
Start Up Costs	101,583.30
Total Other Assets	**$ 81,283.80**
TOTAL ASSETS	**$ 431,981.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Master Credit Card	20,684.51
Total Master Credit Card	**$ 20,684.51**
Total Credit Cards	**$ 20,684.51**
Other Current Liabilities	
State/Local Income Tax Payable	0.00
Total Other Current Liabilities	**$ 0.00**
Total Current Liabilities	**$ 20,684.51**
Long-Term Liabilities	
EIDL SBA Loan	149,900.00
Related Party Notes Payable - 3 Power	208,845.97
Total Long-Term Liabilities	**$ 358,745.97**
Total Liabilities	**$ 379,430.48**
Equity	
Member Contributions	838,054.58
Retained Earnings	-392,203.82
Net Income	-393,299.58
Total Equity	**$ 52,551.18**
TOTAL LIABILITIES AND EQUITY	**$ 431,981.66**

Relay
Profit and Loss
January - December 2021

	Total
Income	
Revenue	3,102,369.50
Total Income	**$ 3,102,369.50**
Cost of Goods Sold	
COGS	2,735,500.74
Total Cost of Goods Sold	**$ 2,735,500.74**
Gross Profit	**$ 366,868.76**
Expenses	
Sales & Marketing	113,643.37
General/ Administrative Costs	115,439.47
Meals & Entertainment	3,636.08
Outside Contractors	141,080.41
Payroll Expenses	221,103.78
Software/Technology	133,768.84
Travel	6,977.39
Total Expenses	**$ 735,649.34**
Net Operating Income	**-$ 368,780.58**
Amortization	24,519.00
Net Income	**-$ 393,299.58**

Relay
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-393,299.58
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Accounts Receivable		-49,997.07
Accumulated Amortization		17,746.80
Accumulated Amortization of Other Assets		6,772.20
Master Credit Card		-10,203.42
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	35,681.49
Net cash provided by operating activities	-$	428,981.07
FINANCING ACTIVITIES		
Related Party Notes Payable - 3 Power		30,548.47
Equity - Member Contributions		464,417.00
Net cash provided by financing activities	$	494,965.47
Net cash increase for period	$	65,984.40
Cash at beginning of period		46,080.05
Cash at end of period	$	112,064.45

Relay
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash	64,866.05
Total Bank Accounts	$ 64,866.05
Accounts Receivable	
Accounts Receivable	70,469.05
Total Accounts Receivable	$ 70,469.05
Total Current Assets	$ 135,335.10
Fixed Assets	
Accumulated Amortization	-67,361.00
Capitalized Software	266,382.95
Net Capitalized Software	199,021.95
Total Fixed Assets	$ 199,021.95
TOTAL ASSETS	$ 334,357.05
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Card	49,138.36
Total Current Liabilities	$ 49,138.36
Long-Term Liabilities	
EIDL SBA Loan	149,900.00
PPP Loan Forgivable	20,760.00
Loan from member	154,742.80
Total Long-Term Liabilities	$ 325,402.80
Total Liabilities	$ 374,541.16
Stock Holders Equity	
Member Contributions	$ 373,800.13
Retained Earnings	-321,804.48
Net Income	-92,179.76
Total Equity	-$ 40,184.11
TOTAL LIABILITIES AND EQUITY	$ 334,357.05

Wednesday, Apr 28, 2021 11:09:58 AM GMT-7 - Accrual Basis

Relay On Demand, Inc.
Profit and Loss
January - December 2020

		Total
Income		
Sales		1,119,095.38
Total Income	$	**1,119,095.38**
Cost of Goods Sold		
Third Party Driver Payments		951,363.29
Total Cost of Goods Sold	$	**951,363.29**
Gross Profit	$	**167,732.09**
Expenses		
Advertising & Marketing		30,841.28
General/Administrative Expenses		50,339.04
Meals & Entertainment		1,000.86
Payroll Expenses		128,339.48
Software/Technology		18,708.27
Travel		1,638.92
Total Expenses	$	**230,867.85**
Net Operating Income	-$	**63,135.76**
Other Expenses		
Amortization		29,044.00
Total Other Expenses	$	**29,044.00**
Net Income	-$	**92,179.76**

Relay On Demand, Inc.
Statement of Cash Flows
January - December 2020

		Total
OPERATING ACTIVITIES		
Net Income		-92,179.76
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Accounts Receivable		-70,469.05
Accumulated Amortization		25,108.00
Accumulated Amortization of Other Assets		3,936.00
Credit Card		22,767.55
State/Local Income Tax Payable		-5,274.17
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	23,931.67
Net cash provided by operating activities	-$	116,111.43
INVESTING ACTIVITIES		
Technology		-55,118.66
Net cash provided by investing activities	-$	55,118.66
FINANCING ACTIVITIES		
EIDL SBA Loan		149,900.00
PPP Loan Forgivable		20,760.00
Loan from member		55,100.04
Net cash provided by financing activities	$	225,760.04
Net cash increase for period	$	54,529.95
Cash at beginning of period		10,336.10
Cash at end of period	$	64,866.05